Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF IDENTIFICATION.

November 23, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant Katherine Wray, Staff Attorney

Re:	Guidewire Software, Inc. Registration Statement on Form S-1 File No. 333-176667

Ladies and Gentlemen:

We are submitting this letter on behalf of Guidewire Software, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-176667) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

November 23, 2011

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[****] to $[****] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants and restricted stock unit awards (“RSUs”) made by the Company’s board of directors on September 14, 2011 and November 11, 2011.

Equity Issuances by the Company since April 30, 2010

To facilitate the Staff’s review, the table below updates the information provided on page 70 of the Registration Statement for all equity-related transactions from April 30, 2010 through the date of this letter.

Information regarding stock-based awards to the Company’s employees since April 30, 2010 is summarized in the following table:

Grant Date	Options or RSUs	Number of Awards Granted	Exercise Price ($)	Fair Value Per Share of Common Stock($)	Aggregate Grant Date Fair Value ($)(1)
May 5, 2010	Options	1,500	4.50	4.50	3,000
July 22, 2010	RSUs	105,231	N/A	4.50	474,000
October 13, 2010	RSUs	354,065	N/A	3.75	1,328,000
December 8, 2010	RSUs	1,809,515	N/A	4.04	7,310,000
March 9, 2011	RSUs	1,162,020	N/A	5.72	6,647,000
April 29, 2011	RSUs	114,900	N/A	7.50	862,000
July 21, 2011	Options	500,000	7.50	7.50	1,732,000
July 21, 2011	RSUs	853,400	N/A	7.50	6,401,000

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

November 23, 2011

September 14, 2011	Options	205,000	8.65	8.65	764,000
September 14, 2011	RSUs	597,595	N/A	8.65	5,169,000
November 11, 2011	Options	235,000	10.00	10.00	1,034,000
November 11, 2011	RSUs	297,500	N/A	10.00	2,975,000

(1)	Aggregate grant date fair value was determined using the Black-Scholes option pricing model.

Previously Provided Information

The section captioned “Stock-Based Compensation” at pages 68 through 75 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options and restricted stock unit awards were granted by the board of directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

September 14, 2011 Valuation

As of September 14, 2011, the Company’s board of directors determined a fair value of the common stock to be $8.65 per share. Based on time to an expected initial public offering, the Option Pricing Method was not considered appropriate for valuing the Company. Instead, the Company used the PWERM to estimate its fair value.

The Company’s PWERM estimate of the fair value of the common stock as of September 14, 2011 was calculated using the following scenario probabilities: (i) initial public offering scenario with a 54% probability of occurring during late 2011 through 2012, valued using the market approach; (ii) a merger or sale scenario with a 14% probability of occurring, valued using the market approach; (iii) remaining a private company scenario with a 32% probability, valued using the income approach; and (iv) non-IPO scenarios such as a dissolution with a 0% probability, valued using the income approach. The valuation of the enterprise under each of these scenarios was, in part, based on cash flow projections for the fiscal years ending July 31, 2012 through 2018. These estimated cash flows were discounted based on a weighted average

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

November 23, 2011

cost of capital of 21.0% which was determined to be appropriate given the Company’s Bridge/IPO stage of development and inherent risks. The risk adjusted discount rate was comprised of historical expected rates of return of 11% for late stage development companies plus 10% incremental company-specific risk associated with litigation. The results from the PWERM allocation were then reduced by a non-marketability discount of 7% to 8% to determine the fair value of the Company’s common stock to be $8.65 per share as of September 14, 2011.

The Company believes that the primary factor resulting in an increase in the fair value of its common stock from the July 21, 2011 valuation of $7.50 per share to the September 14, 2011 contemporaneous valuation of $8.65 per share was the increased likelihood of an IPO outcome based on the continued progress towards the completion of the initial public offering process, including the IPO organizational meeting on July 28, 2011 and the initial filing of the Company’s Registration Statement on September 2, 2011.

On the date of this valuation, the Company granted 205,000 options and 597,595 RSUs, and used the fair value of $8.65 per share to calculate the related stock-based compensation for each respective grant.

November 11, 2011 Valuation

Representatives of the managing underwriters attended a portion of the meeting of the Company’s board of directors held on November 9, 2011 and discussed the current state of the capital markets and the challenges and risks associated with pursuing an initial public offering in late 2011 or early 2012. At the November 9, 2011 meeting, representatives of the managing underwriters recommended a preliminary price range of $[****] to $[****] per share for the Company’s offering and informed the board of directors that they were not yet in a position to give the $2 range to be set forth on the cover of the prospectus to be included in the Company’s Registration Statement. At that meeting, representatives of the managing underwriters indicated to the Company’s board of directors that the proposed range was subject to fluctuation based on market conditions. The preliminary price range considered various market multiples of historical and projected revenue, EBITDA, free cash flow and earnings for a substantially similar set of comparable companies used in our September 14, 2011 valuation.

In light of our financial results for the three months ended July 31, 2011, the Company updated its financial outlook for fiscal year 2012, including an increase in revenue and adjusted EBITDA, and provided it to the board on November 9, 2011. Additionally, as disclosed in the Registration Statement, the Company settled its litigation with Accenture on October 13, 2011. The board of directors believed these events collectively had a positive impact on the common stock fair value and, in

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

November 23, 2011

combination with existing market conditions, would lead to a shortened timeframe for completing the IPO. Based on these factors, the board of directors believed the bottom end of the preliminary price range provided by the managing underwriters was the best estimate of fair value at the time of grant on November 11, 2011 as opposed to the valuation approach used for prior grant dates. The November 2011 valuation represents a 16% increase in the estimated common stock fair value from September 14, 2011 resulting from the positive events noted above. Also, the preliminary price range excludes any marketability or illiquidity discount for the Company’s common stock and assumes the successful completion of a public offering, both of which further contribute to an increased common stock valuation as compared to the prior valuation.

On the date of this valuation, the Company granted 235,000 options and 297,500 RSUs, and used the fair value of $10.00 per share to calculate the related stock-based compensation for each respective grant.

Conclusion

The Company believes that the fair values determined by its board of directors for the common stock underlying each option grant and award are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

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CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

November 23, 2011

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3139.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Richard A. Kline
Richard A. Kline

cc:	Mr. Marcus S. Ryu, Guidewire Software, Inc.
Ms. Karen Blasing, Guidewire Software, Inc.
Mr. Craig Schmitz, Goodwin Procter LLP